[LETTERHEAD OF MILLING BENSON WOODWARD L.L.P.]


                                October 14, 1998



Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Sandy Run Farm, L.L.C.
                  Amendment to Schedule 13D
                  -------------------------

Gentlemen:

         On behalf of Sandy Run Farm, L.L.C., successor-in-interest to Sandy Run Farm Partnership (the "Company"), and pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Act"), and Rule 13d-2 thereunder, I am transmitting for filing a Schedule 13D/A relating to the Company's beneficial ownership of shares of common stock, no par value, of AVOCA, Incorporated ("Avoca").

         The Schedule 13D/A, which reflects that the Company is no longer the beneficial owner of 5% or more of the outstanding shares of Avoca common stock, is also being sent today by registered or certified mail to Avoca at its principal executive office. Because the common stock of Avoca is not traded on any exchange, no filing with an exchange is required under the Act.

         If you have any questions regarding this filing, please contact the undersigned at (504) 569-7406.

                                                  Very truly yours,

                                                  /s/ Patrick J. Butler, Jr.

                                                  Patrick J. Butler, Jr.

PJB, JR./kj178553
Enclosure
cc:   David J. Conroy, Esq.
      Sandy Run Farm, L.L.C.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Avoca, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    053843-10
                         ------------------------------
                                 (CUSIP Number)

     Sandy Run Farm, L.L.C.                          With a copy to:
      76036 Highway 1082                           David J. Conroy, Esq.
     Covington, LA 70433                        Milling Benson Woodward L.L.P.
       (504) 898-2932                          909 Poydras Street, Suite 2300
                                                   New Orleans, LA 70112
                                                      (504) 569-7000




--------------------------------------------------------------------------------
(Name, Address and Telephone Number of  Person Authorized to Receive Notices and
 Communications)


                                October 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box    .
             ----

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



                                  SCHEDULE 13D

CUSIP NO. 053843-10

     1      NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sandy Run Farm, L.L.C. (formerly Sandy Run Farm Partnership/Dorothy Sharp Milling)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                        ----
                                                                     (b)
                                                                        ----
     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

            OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        ----

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Louisiana

                                            7      SOLE VOTING POWER
                                                   39,334
               NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY                          -0-
             OWNED BY EACH
               REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON WITH                          39,334

                                            10     SHARED DISPOSITIVE POWER
                                                   -0-


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            39,334

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        ----

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%

    14      TYPE OF REPORTING PERSON*
            OO (Limited liability company)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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


              This amendment to the Schedule 13D, including the statement attached thereto, as amended through the date hereof (the "Statement"), is filed by Sandy Run Farm, L.L.C., a Louisiana limited liability company (the "Company"), to reflect that the Company is no longer the beneficial owner of more than 5% of the outstanding shares of Avoca, Incorporated ("Avoca").

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

              Items 5(a) and 5(b) of the Statement are hereby amended and restated in their entirety to read as follows:

              (a) and (b) By an Act of Transfer and Exchange dated October 13, 1998, the Company has transferred and assigned 19,666 shares of Avoca common stock to Longford Farm, L.L.C. (a Louisiana limited liability company that is not affiliated with the Company). As a result of this transfer, the Company currently beneficially owns only 39,334 shares of Avoca common stock, representing approximately 4.7% of the 830,500 outstanding shares of Avoca common stock. The Company, through its two remaining managers, W. Brooke Fox and Penelope Fox Brown, has sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 39,334 shares of Avoca common stock that are the subject of this report. The members of the Company, in their capacity as such, do not have authority to bind the Company and, accordingly, do not have or share voting or dispositive power over such shares. Dorothy Sharp Milling, Richard B. Fox and Temple M. Brown (who were previously identified on Schedule A to the Statement) are either deceased or otherwise no longer have any interest in the Company or in the voting or disposition of the shares that are subject to this report.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998                         SANDY RUN FARM, L.L.C.


                                              By:     /s/ W. Brooke Fox
                                                 -------------------------------
                                                   W. Brooke Fox, Manager


                                              By:    /s/ Penelope Fox Brown
                                                 -------------------------------
                                                   Penelope Fox Brown, Manager




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